Exhibit 99.1

Bitauto Announces First Quarter 2016 Results

BEIJING, May 12, 2016 /PRNewswire/ — Bitauto Holdings Limited (“Bitauto” or the “Company”) (NYSE: BITA), a leading provider of internet content and marketing services for China’s fast-growing automotive industry, today announced its unaudited financial results for the first quarter ended March 31, 2016[1].

First Quarter 2016 Highlights[2]

•	Revenue in the first quarter of 2016 was RMB1.08 billion (US$168.0 million), a 46.3% increase from the corresponding period in 2015.

•	Gross profit in the first quarter of 2016 was RMB731.0 million (US$113.4 million), a 46.5% increase from the corresponding period in 2015.

•	Non-GAAP net profit in the first quarter of 2016 was RMB69.2 million (US$10.7 million), a 272.0% increase from the corresponding period in 2015.

•	Non-GAAP basic and diluted net profit per ADS in the first quarter of 2016 was RMB0.48 (US$0.07) and RMB0.47 (US$0.07), respectively.

Mr. William Li, chief executive officer and chairman of Bitauto commented, “We are pleased to deliver a set of steady results for the first quarter of 2016, with revenue growing 46.3% year-over-year. Our automobile transaction services business continued to show exciting growth as we expanded the scale of our transaction services and improved our monetization capability.”

“Bitauto has strived to provide automobile customers with world class automotive marketing solutions and automobile transaction services. In the first quarter of 2016, we generated approximately 27 million sales leads for our automobile customers, with over 70% of leads generated from mobile. Our automobile transaction services business maintained its industry leadership with over 50,000 revenue-generating transactions in the first quarter of 2016.”

“In 2016, Bitauto will continue to execute on our core business strategies to enhance our long-term competitiveness. First, we plan to further develop our automobile transaction services, including automobile transactions, CRM and online automotive financial platform services, with better consumer purchasing experience and greater efficiency of our online and offline service infrastructure. Second, we will strive to further increase our mobile monetization capability as we continue to improve our mobile offerings with more targeted marketing solutions enabled by our big data analytics. Third, we will continue to strengthen our dealer services offering particularly on mobile devices and social media.”

Mr. Andy Zhang, chief operating officer and chief financial officer of Bitauto, said, “We are pleased to see healthy growth across our three business segments in the first quarter of 2016 as our strategic investments in expanding and improving our service offerings and building Bitauto’s brand over the past year continue to show results. Looking forward, we will further improve our operating efficiency while pursuing various growth initiatives especially within the automobile transaction services business.”

First Quarter 2016 Results

Bitauto reported revenue of RMB1.08 billion (US$168.0 million) for the first quarter of 2016, representing a 46.3% increase from the corresponding period in 2015. The increase in revenue was attributable to the growth of the Company’s transaction services business, advertising and subscription business and digital marketing solutions business.

•	Revenue from the advertising and subscription business for the first quarter of 2016 was RMB714.5 million (US$110.8 million), representing a 17.7% increase from RMB607.1 million (US$94.2 million) in the corresponding period in 2015. The increase was primarily attributable to an increase in advertising and subscription fees spending by customers.

•	Revenue from the transaction services business for the first quarter of 2016 was RMB201.4 million (US$31.2 million), representing a 590.5% increase from RMB29.2 million (US$4.5 million) in the corresponding period in 2015. The increase was attributable to a higher volume of transaction services.

•	Revenue from the digital marketing solutions business for the first quarter of 2016 was RMB167.6 million (US$26.0 million), representing a 60.9% increase from RMB104.2 million (US$16.2 million) in the corresponding period in 2015, which was primarily due to an increase in the number of advertising customers.

Cost of revenue for the first quarter of 2016 was RMB352.5 million (US$54.7 million), representing a year-over-year increase of 45.9% from the corresponding period in 2015. Cost of revenue as a percentage of revenue in the first quarter of 2016 was 32.5%, compared to 32.6% in the corresponding period in 2015.

Gross profit for the first quarter of 2016 was RMB731.0 million (US$113.4 million), representing a 46.5% increase from the corresponding period in 2015 in line with revenue growth.

Selling and administrative expenses were RMB718.5 million (US$111.4 million) for the first quarter of 2016, representing an increase of 57.7% from the corresponding period in 2015. This increase was primarily attributable to the increase in headcount and related expenses, marketing efforts as well as amortization of intangible assets relating to the strategic cooperation with JD.com.

Product development expenses were RMB98.3 million (US$15.2 million) for the first quarter of 2016, representing a 62.6% increase from the corresponding period in 2015. The increase was primarily due to an increase in product development headcount and related expenses.

Share-based payment expenses, which were allocated to related operating expense line items, were RMB24.0 million (US$3.7 million) in the first quarter of 2016, compared to RMB37.1 million (US$5.8 million) in the corresponding period in 2015.

Operating loss in the first quarter of 2016 was RMB77.6 million (US$12.0 million), compared to an operating loss of RMB13.8 million (US$2.1 million) in the corresponding period in 2015.

Non-GAAP operating profit in the first quarter of 2016 was RMB99.5 million (US$15.4 million), representing a 191.5% increase from the corresponding period in 2015.

Income tax expense in the first quarter of 2016 was RMB23.6 million (US$3.7 million), compared to an income tax expense of RMB16.1 million (US$2.5 million) in the corresponding period in 2015.

Net loss in the first quarter of 2016 was RMB108.2 million (US$16.8 million), compared to a net profit of RMB60.5 million (US$9.4 million) in the corresponding period in 2015. Basic and diluted net loss per ADS, each representing one ordinary share, in the first quarter of 2016 amounted to RMB2.40 (US$0.37) and RMB2.40 (US$0.37), respectively.

Non-GAAP net profit in the first quarter of 2016 was RMB69.2 million (US$10.7 million), a 272.0% increase from the corresponding period in 2015. Non-GAAP basic and diluted net profit per ADS in the first quarter of 2016 amounted to RMB0.48 (US$0.07) and RMB0.47 (US$0.07), respectively.

As of March 31, 2016, the Company had cash and cash equivalents and restricted cash of RMB3.72 billion (US$577.5 million). Cash used in operating activities, cash from investing activities, and cash from financing activities in the first quarter of 2016 were RMB805.3 million (US$124.9 million), RMB93.9 million (US$14.6 million), and RMB1.15 billion (US$178.4 million), respectively.

Bills receivables, representing short-term notes receivable issued by financial institutions that entitle the Company to receive the full face amount from the financial institutions at maturity, which generally range from three to six months from the date of issuance, was RMB78.3 million (US$12.1 million) as of March 31, 2016, compared to RMB147.7 million (US$22.9 million) as of December 31, 2015.

Trade receivables was RMB2.24 billion (US$347.1 million) as of March 31, 2016, compared to RMB1.90 billion (US$294.6 million) as of December 31, 2015. This increase was in line with revenue growth.

The number of employees totaled 5,692 as of March 31, 2016, including employees of the entities in which Bitauto acquired and holds controlling interests. This represented a 64.5% increase from March 31, 2015, which was primarily due to higher headcount in Bitauto’s customer support service teams as the Company expands its offline service infrastructure to enhance the automobile buying experience, as well as increased headcount in Bitauto’s mobile product development team.

As of March 31, 2016, the Company had a total of 63,311,294 outstanding ordinary shares, with 34,388,244 ADSs issued and outstanding. Each ADS represents one ordinary share of the Company. Non-GAAP basic and diluted per ADS figures for the first quarter of 2016 were calculated using a weighted average of 60,698,068 and 62,407,252 ADSs, respectively.

Second Quarter 2016 Outlook

Bitauto currently expects to generate revenue in the range of RMB1.35 billion (US$209.4 million) to RMB1.40 billion (US$217.1 million) in the second quarter of 2016.

This forecast takes into consideration seasonality factors in Bitauto’s business, and excludes any impact of foreign currency fluctuation. It reflects management’s current and preliminary view, which is subject to change.

Conference Call Information

Bitauto’s management will hold an earnings conference call at 8:00 PM on May 12, 2016 U.S. Eastern Time (8:00 AM on May 13, 2016 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-675-0437 or +1-866-519-4004
Hong Kong:	+852-3018-6771 or 800-906-601
China:	800-8190-121 or 400-6208-038
International:	+65-6713-5090

Conference ID:	96558155

A replay of the conference call may be accessed by phone at the following number until May 20, 2016:

US:	+1-855-452-5696 or +1-646-254-3697
International:	+61-2-8199-0299

Conference ID:	96558155

Additionally, a live and archived webcast of this conference call will be available at http://ir.bitauto.com.

[1] This announcement contains translations of certain amounts in Renminbi into U.S. dollars at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.4480 to US$1.00, the effective noon buying rate as of March 31, 2016 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

[2] The unaudited condensed consolidated financial information for the year and for each of the quarters in the year ended December 31, 2015 have been revised after giving effect to the Company’s change in accounting standards from International Financial Reporting Standards (IFRS) to accounting principles generally accepted in the United States of America (U.S. GAAP). The major impacts on unaudited condensed consolidated statements of operations were related to revenue, cost of revenue and non-operating income/expenses. In addition, the accretion of mezzanine equity was considered when calculating basic and diluted net profit/loss per ADS.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of internet content and marketing services for China’s fast-growing automotive industry. Bitauto manages its businesses in three segments: its advertising and subscription business, transaction services business and digital marketing solutions business.

Bitauto’s advertising and subscription business offers advertising and digital marketing solutions to automakers and automobile customers in China. Bitauto provides a variety of advertising services mainly to automakers through its bitauto.com and taoche.com websites, which provide consumers with up-to-date new and used automobile pricing and promotional information, specifications, reviews and consumer feedback. Bitauto also offers subscription services via its EP platform which provides web-based and mobile-based integrated digital marketing solutions to automobile customers in China. The platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online. In 2014, Bitauto began providing automobile customers with transaction services on its EP platform, including automobile transaction, CRM and online automotive financial platform services, which are intended to optimize the automobile purchase experience and facilitate completion of transactions. Bitauto’s digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising.

For more information, please visit ir.bitauto.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for second quarter of 2016 and the quotations from management in this announcement, as well as Bitauto’s strategic and operational plans, contain forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the automobile industry and the internet marketing industry in China; our expectations regarding demand for and market acceptance of our services and service delivery model; our expectations regarding enhancing our brand recognition; our expectations regarding keeping and strengthening our relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to our businesses, automobile purchases and ownership in China; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

Use of Non-GAAP Financial Measures

Bitauto’s management supplements the data it receives regarding U.S. GAAP profit with non-GAAP profit, which excludes from U.S. GAAP profit the charges relating to (i) share-based payments; (ii) amortization of intangible assets resulting from asset and business acquisitions; (iii) fair value adjustment of contingent considerations; (iv) share of amortization of equity investments’ intangible assets not on their books; and (v) investment income. This non-GAAP financial measure provides Bitauto’s management with the ability to assess its operating results without considering the impact of non-cash charges resulting from share-based payments. Furthermore, this non-GAAP financial measure eliminates the impact of item(s) that Bitauto does not consider indicative of the performance of its business.

The use of non-GAAP profit has certain limitations. Share-based payments have been and will continue to be incurred and are not reflected in the presentation of the non-GAAP profit. This non-GAAP financial measure should be considered in addition to results prepared in accordance with U.S. GAAP, and should not be considered a substitute for or superior to U.S. GAAP results. In addition, non-GAAP profit may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Bitauto does.

Reconciliation of this non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure is set forth at the end of this release.

For investor and media inquiries, please contact:

China

IR Department

Bitauto Holdings Limited

Tel: +86-10-6849-2145

ir@bitauto.com

SELECTED CONSOLIDATED FINANCIAL DATA

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended
	March 31, 2015	March 31, 2016
	RMB	RMB
Revenue	740,457,330	1,083,503,572
Cost of revenue	(241,606,510)	(352,503,428)

Gross profit	498,850,820	731,000,144

Selling and administrative expenses	(455,530,817)	(718,529,040)
Product development expenses	(60,449,912)	(98,306,107)
Other gains, net	3,291,796	8,194,985

Operating loss	(13,838,113)	(77,640,018)

Interest income	5,100,107	4,148,447
Interest expense	(1,469,473)	(5,045,017)
Share of losses of associates and joint ventures	(4,164,989)	(6,426,443)
Investment income	90,906,531	338,192

Profit/(loss) before tax	76,534,063	(84,624,839)

Income tax expense	(16,080,900)	(23,584,410)

Net profit/(loss) for the period	60,453,163	(108,209,249)

Total comprehensive income/(loss) for the period	74,210,850	(135,149,916)

Net profit/(loss) for the period attributable to:
Ordinary shareholders of the parent company	62,522,686	(109,096,876)

Total comprehensive income/(loss) for the period attributable to:
Ordinary shareholders of the parent company	76,280,373	(136,037,543)

Other financial data
Non-GAAP net profit for the period	18,599,331	69,196,111

Reconciliation of net profit/(loss) to non-GAAP net profit

	For the Three Months Ended
	March 31, 2015	March 31, 2016
	RMB	RMB
Net profit/(loss) for the period	60,453,163	(108,209,249)
Share-based payments	37,112,690	23,994,531
Amortization of intangible assets resulting from asset and business acquisitions	10,847,457	153,122,602
Fair value adjustment of contingent considerations	888,627	—
Share of amortization of equity investments’ intangible assets not on their books	203,925	626,419
Investment income	(90,906,531)	(338,192)

Non-GAAP net profit for the period	18,599,331	69,196,111

SELECTED CONSOLIDATED FINANCIAL DATA

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2015	March 31, 2016
	RMB	RMB
Assets
Cash and cash equivalents	2,940,874,390	3,374,732,011
Time deposits	100,000,000	—
Restricted cash	350,654,400	348,904,800
Trade receivables	1,899,789,400	2,238,088,156
Bills receivables	147,660,156	78,279,387
Other current assets	2,446,069,562	2,475,673,742
Non-current assets	5,185,965,139	5,928,806,626

Total assets	13,071,013,047	14,444,484,722

Liabilities
Trade payables	987,424,361	1,270,681,787
Other current liabilities	1,673,076,585	2,366,789,255
Non-current liabilities	88,222,874	595,487,048

Total liabilities	2,748,723,820	4,232,958,090

Mezzanine equity	1,697,717,536	1,734,221,763

Total equity	8,624,571,691	8,477,304,869

Total liabilities, mezzanine equity and equity	13,071,013,047	14,444,484,722